UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   April 27, 2004

Lithia Motors, Inc.
(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

360 E. Jackson Street, Medford, Oregon	97501
(Address of Principal Executive Office)	(Zip Code)

Registrant's telephone number including area code: 541-776-6868

Not applicable
(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

     (a)   Financial statements of business acquired.

  Not applicable.

     (b)   Pro Forma Financial Information

  Not applicable.

     (c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

99.1   Press Release

Item 9. Regulation FD Disclosure

     Lithia Motors issued a press release on April 27, 2004 to announce the sale of $85 million of convertible senior subordinated notes due 2014 (or $100 million of the notes if the initial purchasers' over-allotment option is fully exercised) through a Rule 144A offering to qualified institutional buyers. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                             LITHIA MOTORS, INC.
                             (Registrant)

Date: April 27, 2004   By: /s/ Kenneth E. Roberts
                             Kenneth E. Roberts
                             Assistant Secretary

EXHIBIT 99.1



Lithia Announces Pricing of $85 Million Convertible Notes Offering

MEDFORD, OREGON, April 27, 2004 - Lithia Motors, Inc. (NYSE: LAD) today announced that it has entered into an agreement, subject to customary closing conditions, for the sale of $85 million of 2.875% convertible senior subordinated notes due 2014. Lithia has granted the initial purchasers a 13-day option to purchase up to an additional $15 million of notes. The offering is expected to close on May 3, 2004. Lithia intends to use the net proceeds of this offering to pay down its lines of credit which have been used to finance prior acquisitions and its new and used vehicle inventories. These lines of credit will remain available for future borrowings.

The notes will be convertible under certain circumstances into shares of Lithia's Class A common stock at an initial conversion rate of 26.5331 shares per $1,000 principal amount of notes. This represents a conversion price of $37.69 per common share, or a conversion premium of 37.50% over today's closing stock price.

The notes will bear interest at 2.875% per annum payable semiannually. Lithia will also pay contingent interest on the notes during any six month interest period beginning May 1, 2009, in which the trading price of the notes for a specified period of time equals or exceeds 120% of the principal amount of the notes. Beginning May 6, 2009, Lithia may give notice of its election to redeem any of the notes at par plus accrued and unpaid interest, giving the note holders the right to either accept payment or convert the notes into common stock. The holders of the notes may require Lithia to redeem the notes on May 1, 2009 or on the occurrence of certain designated events affecting Lithia, at par plus accrued and unpaid interest.

The notes and the common stock issuable upon conversion of the notes have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

This press release includes forward looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation risk factors set forth from time to time in the Company's filings with the SEC. Specific risks in this press release include market and other conditions or events that may affect the Company's ability to complete the proposed financing or to use the net proceeds as intended.

Contact: Jeff DeBoer, Senior VP and Chief Financial Officer (541) 776-6868 (E-mail: invest@lithia.com) or Dan Retzlaff, Director Investor Relations at (541) 776-6819 (dretzlaff@lithia.com) or log-on to: www.lithia.com - go to About Lithia - Investor Relations.